Filed by StoneCo Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Linx S.A.

(Commission File No.: 1-38954)

The following documents were filed by StoneCo Ltd. under Form 6-K on August 11, 2020. StoneCo Ltd. is refiling such documents pursuant to Rule 425 under the Securities Act of 1933:

ITEM

1.	StoneCo Ltd. Press Release dated August 11, 2020.

2.	StoneCo Ltd. Investor Presentation dated August 11, 2020.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between StoneCo Ltd. (“Stone”) and Linx S.A. (“Linx”) (the “Transaction”), Stone and Linx will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Stone on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 1

STONE ENTERS BUSINESS COMBINATION AGREEMENT WITH LINX

São Paulo, Brazil, August 11, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that it has signed a definitive agreement for STNE Participações S.A., a controlled company of Stone that holds the software investments business of the Stone group in Brazil, to merge its business with Linx (B3: LINX3; NYSE: LINX), a leading provider of retail management software in Brazil.

Overview of Linx

Linx is a leading technology company that develops and provides affordable, easy-to-use, reliable and integrated software solutions to over 70,000 retail clients across more than 100,000 storefronts with approximately R$300 billion of gross transaction volume (GTV), through a software-as-a-service (SaaS) business model. The company is a leading player in the retail management software market and has a strong presence in e-commerce software solutions in Brazil. It serves its clients through an end-to-end platform comprised of three product lines, including:

•	Linx Core – which provides integrated business management software, such as ERP and POS management solutions, across various industry verticals including auto parts stores, clothing stores, department stores, electronic goods stores, fast food chains, gas stations, home improvement stores, household appliances stores, pharmacies, service retail, and vehicle dealerships.

•	Linx Digital – which provides an e-commerce platform designed to improve the omnichannel shopping experience, enabling retailers to engage, interact and transact with their clients and manage their inventories across physical stores on an integrated manner, mobile applications, and online channels.

•	Linx Pay Hub – which provides payment processing solutions integrated with its Core and Digital product lines and provides Electronic Funds Transfer (EFT) services.

Stone’s Deal Rationale

The business combination of STNE and Linx will help accelerate Stone’s mission of empowering Brazilian merchants of all sizes to manage their businesses more effectively through technology. The acquisition will help advance Stone’s strategic roadmap and create shareholder value by:

1.	Providing Linx´s 70,000 clients with access to Stone’s best-in-class solutions, including our payments technology, financial services and customer support capabilities through a more convenient and powerful integrated solution.

2.	Extending Stone’s offerings to penetrate the SMB software market by leveraging the strengths of Stone’s business model (such as SMB focus, integrated technology, high quality service and direct distribution) to adapt Linx’s vertical solutions to meet the needs of smaller merchants and distribute software more effectively into the SMB market.

3.	Providing merchants with the tools to seamlessly adapt to a complex omnichannel world, by integrating their physical offline operations to a growing number of digital commerce channels (such as their own website, numerous online marketplaces and social media apps) through the combination of Linx’s digital solutions and Stone’s fintech-as-a-service platform.

Complementary Strategies and Shared Vision to Digitize Offline Retail

Stone began this journey by establishing itself as (1) an integrated provider of payments and financial services for SMBs, through our ABC (Acquiring, Banking & Credit) platform and (2) a full stack digital payments solution for online merchants, marketplaces, wallets and sub acquirers, through our Pagar.me and Mundipagg platforms. More recently, Stone has advanced in its strategy to become an integrated provider of software and payments for SMBs by investing in a modern ecosystem of software solutions in different market segments, and helping our clients to digitalize their offline operations by offering complementary solutions such as food delivery, digital media, and online marketplace integration.

We have deployed this strategy by (1) offering software solutions through our own distribution channels, (2) investing and acquiring software companies with great people, scalable technology, and their own distribution channels, and (3) promoting Stone’s model and culture of client-centricity to help our software partners and investments put clients at the center of all their product design, processes and operations. Stone has invested in or acquired 11 software companies, in different verticals and horizontals such as food, food delivery, beauty salons, general retail, CRM, and digital media. As a result of this strategy, Stone has grown its subscribed software clients to approximately 305,000 as of July 2020, an increase of approximately 100% since 1Q20.

We will complement and strengthen our software offerings by combining STNE’s and Linx’s assets and technology capabilities – to create a full omnichannel commerce platform that is well positioned to serve and empower the digital commerce revolution in Brazil. We will be able to offer our combined client base a full stack solution to conduct commerce through multiple channels (such as brick and mortar, e-commerce, mobile commerce, online marketplaces, and social commerce), offering attractive alternatives for them to increase their sales volume with little additional effort.

Stone CEO Thiago Piau noted “Stone was born 8 years ago with a purpose that continues to guide our actions every single day: to help merchants to thrive through the offering of best-in-class service and products delivered by an amazing and talented team of hard-working people who always put our clients at the center of everything they do.

We are excited to join efforts with Linx in this journey and are looking forward to combining Linx’s deep expertise in vertical software and omnichannel solutions with Stone’s powerful technology and financial services capabilities, our strong client-centric culture and powerful distribution channels. I believe this will help us to become the one stop shop for merchants of all sizes, supporting them in the online as well as in the offline world. We will continue to focus on building solutions by applying best practices in technology, with constant client feedback and the use of data to drive product improvement roadmaps”.

Linx CEO Alberto Menache noted “After a long and well-succeeded 35-year journey, we have decided to join efforts with Stone to create an even more robust end-to-end platform that will enable us to make the purchase experience even more passionate. The mission, vision and values of Linx and Stone are a winning combination that will benefit all stakeholders: clients, collaborators and shareholders of both companies”.

Management and Governance

After the merger of shares, a new software business unit will be created within STNE and will be managed by Stone´s leadership and the Linx management team. An Advisory Board will be created to guide and monitor the key strategic priorities, the integration process and the capturing of synergies. Alberto Menache, current Linx CEO, will be Chairman of the Advisory Board, which will also include Stone leadership.

We are very happy with the prospect of welcoming Linx to Stone´s culture of client-centric culture, ownership, transparency, humility and financial discipline. We have already identified many of those characteristics in Linx´s great team and we know that they are very important to the successful implementation of the combined strategy.

Structure and key terms

On August 11, 2020, Linx’s founding shareholders and STNE Participações S.A. (“STNE”), a subsidiary of StoneCo Ltd. that holds the software investments of the group, entered into binding agreements outlining the transaction, through a corporate reorganization as described below (“Transaction”). Linx´s reference shareholders and StoneCo Ltd. acted as intervening parties in the agreement.

The Transaction will be implemented through a Brazilian merger of shares (Incorporação de Ações) (“Merger”), whereby each Linx common share will be contributed to STNE in exchange for 1 (one) newly issued STNE Class A preferred share, and 1 (one) STNE newly issued Class B preferred share.

Immediately after the Merger, each STNE Class A preferred share will be redeemed for a cash payment of R$30.39, and each STNE Class B preferred share will be redeemed for 0.0126774 Stone Class A share (“Base Exchange Ratio”). The Base Exchange Ratio is calculated on a fully diluted basis1 and represents

________________________

1 Assumes a number of fully-diluted shares of Linx of 179,043,178 a total consideration of R$33.7625 for each Linx share, considering Stone share price as of August 7, 2020 (“Reference Date”).

The Base Exchange Ratio represents a premium of 41.6% over Linx's volume-weighted average price ("VWAP") of the sixty (60) days preceding the Reference Date, and 28.3% over VWAP for the thirty (30) days preceding the Reference Date.

The terms and conditions of the Transaction, briefly described above, will be included in the Protocol and Justification of a Merger of Shares of Linx (“Protocol”), to be prepared and submitted together with the appraisal reports and other applicable documents to the Board of Directors of Linx and executed by their management. The terms and conditions of the Transaction will also be included in the materials provided to Linx shareholders in connection with the Linx Shareholder Transaction Approval Meeting.

The Protocolo may contain alternatives for combinations of tranches in cash and Stone Class A Shares, provided that within the total cash limit of R$5,441,122,179 and total Class A shares limit of 2,269,802.

The implementation of the Transaction is subject to usual conditions precedent for these types of transactions, including the approval by the antitrust authority in Brazil (CADE) and Linx shareholder approval.

Approvals

The implementation of the Transaction is conditioned upon, among other things: (i) the effectiveness by the SEC of Stone's registration statement on Form F-4 in respect of its class A common of shares to be issued to Linx shareholders; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx Shareholder Transaction Approval Meeting of the Transaction, authorization for STNE to not list in the Novo Mercado, and exemption to STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; and (iv) approval by the STNE shareholder of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A shares, as described above, at a shareholders meeting of STNE.

We do not expect the transaction to generate antitrust concerns.

Advisors

Banco Morgan Stanley S.A. and Banco J.P. Morgan S.A. are serving as financial advisors to Stone. JPMorgan Chase Bank, N.A. (and any of its designated affiliates) and Morgan Stanley Senior Funding, Inc. are acting as joint lead arrangers, joint bookrunners and underwriters and coordinators in connection with committed debt financing. Proton Partners LLC is serving as Strategic Advisor to Stone. Spinelli Advogados, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and Davis Polk & Wardwell LLP are serving as legal advisors to Stone. Goldman Sachs & Co. LLC is serving as financial advisor to Linx S.A. Pinheiro Neto Advogados and White & Case LLP are serving as legal advisors to Linx S.A.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between StoneCo Ltd. (“Stone”) and Linx S.A. (“Linx”) (the “Transaction”), Stone and Linx will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Stone on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 2

The Powerful Combination of Fintech and Software August 11 th 2020 +

2 Legal Disclaimer No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Additional Information and Where to Find It In connection with the proposed transaction between StoneCo Ltd . (“ Stone ”) and Linx S . A . (“ Linx ”) (the “ Transaction ”), Stone and Linx will file relevant materials with the United States Securities and Exchange Commission (the “ SEC ”) including a registration statement of Stone on Form F - 4 . The Form F - 4 (when filed) will contain a prospectus and other documents . INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F - 4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS . The Form F - 4 (when filed) and all other documents filed with the U . S . SEC in connection with the Transaction will be available when filed, free of charge, on the U . S . SEC’s website at www . sec . gov . In addition, the Form F - 4 (when filed) all other documents filed with the U . S . SEC in connection with the Transaction will be made available, free of charge, to U . S . shareholders of Stone on Stone’s website at http : // www . stone . co . FORWARD LOOKING STATEMENTS This communication contains certain statements that are “forward - looking” statements within the meaning of Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act of 1934 . Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements . These forward - looking statements include, but are not limited to, statements regarding the Transaction . There are a number of risks and uncertainties that could cause actual results to differ materially from the forward - looking statements included in this communication . For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx , the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost - cutting synergies or it may take longer than expected to achieve those synergies, and other factors . All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20 - F and current reports on Form 6 - K that are available on its website at http : // www . stone . co and on the SEC’s website at http : //www . sec . gov . Stone’s forward - looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate . Stone undertakes no obligation to publicly release the result of any revisions to any such forward - looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation . Readers are cautioned not to place undue reliance on these forward - looking statements that speak only as of the date hereof .

Deal Overview 3 (1) Includes expected synergies (2) The transaction is subject to the accomplishment of certain conditions, including approval by Linx shareholders at a general shareholders meeting and approval by the competent anti - trust authorities x Serve More Businesses in More Verticals x Integrate Software & Payments x Digitize Point of Sale Commerce x Facilitate Unified Omnichannel Commerce, providing alternatives to increase merchant's volume without increasing managerial complexity Linx Helps Stone… Linx is a leading software company that develops and provides affordable, easy - to - use, and reliable software solutions to merchants and retail of all sizes x R$ 300 billion of gross merchandise volume ( GMV ) x 70,000 retail clients, with over 100,000 store fronts x 99% client retention rate Overview Association Agreement STNE , a controlled company of Stone that holds the software investments business of the Stone group in Brazil, has executed an Association Agreement by which Linx (B3: Linx3; NYSE: Linx ) will be merged into STNE for a total consideration of R$ 33.7625 per Linx share x Consideration consists of up to R$5.4bn in cash + 2.27mm Stone’s shares, subject to certain limitations and elections by the Linx shareholders x Transaction expected to close by th e end of 4Q20 2 x Combines complementary strategic assets: leading Retail Software Platform and #1 Independent Financial Platform in Brazil x Provides Linx ´ s 70k clients with access to Stone’s solutions x Extend Stone’s offerings to penetrate the SMB software market x Accelerates Stone ´ s Strategic Roadmap to become a “one - stop - shop” for merchants of all sizes and verticals x Deal expected to be accretive in 2021 1 Rationale

4 (1) LTM 2Q20. Except for Software clients, which number refers to July - 20 (2) LTM 1Q20 (3) Total revenue and income, as reported (4) Synergies not considered Combined Company Snapshot ~ 305,000 ~ 70,000 ~ 375,000 Software Clients COMBINED 4 R$ 149 bn TPV R$ 300 bn GMV Opportunity to penetrate R$300bn of GMV with payments Payments Volume R$ 800 mm+ R$ 3.6 bn + R$ 789 mm Recurring Net Income R$ 13 mm R$ 2.8 bn 3 R$ 820 mm Total Revenue SMB Mid/Large Target Markets SMB + Mid/Large Clients Integrated & Omni - Channel 2 1

DIGITAL+PHYSICAL Adapt to Omnichannel world and increase sales through multichannel, digital commerce strategy 70k+ Med/Large 500k+ SMBs x Deep expertise in online payments capabilities x Complete suite of digital - enabling solutions (OMS, platform, others) and marketplace integration x Leading retail POS with strong market presence x ETF x QR Code x Gateway x Portfolio of modern software solutions for SMBs x Client centricity; Proprietary Technology; Hyperlocal distribution FINANCIAL SERVICES SOFTWARE SOLUTIONS Integrated Platform of Acquiring, Banking & Credit Solutions to Simplify Commercial & Financial Transactions Integrated Platform of POS/ERP Software to Simplify Workflow and Automation of Core Business Processes Strategic Rationale: Strengthening Our Complementary Vision

Game Plan: 3 Value Creation Horizons + = Horizon 1: Operational Synergies and Top Line Growth Significant cross - selling opportunities Horizon 3: Higher software penetration in SMB Expand sticky integrated software solutions to improve customer retention & generate more recurring revenue from SMB clients Value Horizons Horizon 2: Strengthen strategic focus Help offline clients to go digital, increasing sales through multichannel strategy Stone’s DNA + Client - centric culture & hyperlocal distribution Focus on client satisfaction through superior customer service and direct distribution capabilities in thousands of cities in Brazil Strength in technology capabilities + Full Suite of financial services Scalable and integrated financial services containing payments, banking and credit + Strong digital payments capabilities Proprietary platform built to the need of online clients 70,000 Clients Across 11+ industry verticals, with +300 billion GMV Complete suite of Software Capabilities for multiple verticals Deep vertical expertise Embedded POS/ERP & OMS software for mid to large retail New Assets New Digital Commerce & Omnichannel Capabilities Complete suite of digital - enabling solutions, allowing clients to conduct commerce across multiple channels

Linx Continues Our Strategy to Integrate Software with Financial Services… CRM / LOYALTY Customer engagement and CRM solution to help clients grow more by increasing recurrence, attracting clients through marketing tools RECONCILIATION Streamlines process of reconciling payments transactions and managing cash flows ERP / POS POS/ERP to serve an array of service and retail businesses, from less complex to more sophisticated SMBs CORE Integrated Suite of POS & ERP Software Across 11+ Verticals Selected SMB SOLUTIONS Specialized solutions to help SMBs manage and grow their businesses more effectively (i.e. social media, health plans and management solutions) PAY HUB TEF Digital Account Gateway DIGITAL Omni - Channel Platform to Create Seamless Digital POS Experience 2016 2H20 2019 1H20 #1 Retail Software Platform 283,000 135,000 375,000+ STONE SOFTWARE CLIENTS 7

…Providing A Powerful Integrated Platform CORE DIGITAL PAY HUB POS Software Loyalty & Rewards CRM ERP E - commerce Platform OMNI OMS Technology Advertising & Reengagement Payment & Financing Solutions Linx Account QR Linx 73% % of Recurring Revenues 1 14% 13 % Module Solutions Auto Parts Car Dealerships Cl othing Stores D epartment Stores E lectronic Goods Fast Food G as S tations Home Improvement H ousehold Appliances Pharmacies S ervice Retail 11 + Verticals x #1 Suite of Affordable, Easy - to - Use, Reliable & Seamlessly Integrated Software Solutions x Delivered Through a Cloud - Based SaaS Model x Serving +70,000 Medium to Large Retail Clients Across +100,000 Storefronts x With R$300 billion of Gross Merchandise Volume (GMV) 8 (1) Linx 2Q20 data.

9 (1) December 2019 (2) Data for 2019, according to the 2020 IDC Survey (3) 2Q20 …With Very Attractive Attributes Customer Operating Financial R$ 181.7mm 2Q20 LTM EBITDA R$ 841mm 2Q20 LTM net revenue 25.5% 2019 EBTIDA margin 13.7% (2) e - commerce solution market share (2) 9,000 stores with OMS ~ 900 websites in Linx Commerce 60 % market share in the main malls 99 % retention rate R$ 89bn t hrough TEF 60 % cloud - based revenue (1) 1,205 R&D employees R$ 300bn GMV ~84.4% (3) s ubscription revenue Key Clients Key Brazilian Clients Key International Clients + 70,000 software clients 46 % Market share in retail management software (1) (1)

10 Acquiring Banking Credit ~R$ 20 b n + ~R$ 1 0 b n ~R$ 80 bn R$ 11 bn R$ 120 bn + ABC Platform Software TOTAL ~12% share <1 % share + <1 % share ~7% share (PF with Linx ) Stone is Ev olving to Be come a “ One - Stop - Shop” for Commerce in Brazil ~3% share …As We Compete to Capture a Massive Addressable Market (1) Stone internal estimate for the market based on Brazilian’s largest Merchant acquirers ’ total revenue for 2019. (2) Stone internal estimate for targeted segment using total revenue generated by the Brazilian top 5 banks in 2Q20 on checking acc ount services. (3) Management estimate of total non - targeted loans for SMB companies in Brazil multiplied by the average spread discounted the expe cted default rate. Data from Brazilian Central Bank as of May - 20 and management ´ s assumptions using market data. (4) According to International Data Corporation 2020. (5) Expected delinquency levels as of Jul - 20. Older cohorts were more impacted by COVID - 19, whereas new cohorts were already origina ted with a new credit policy. 100 340 804 1,553 3Q19 4Q19 1Q20 2Q20 # of Transactions (indexed to 100) 2x q/q 10.9 18.5 29.8 38.1 2Q17 2Q18 2Q19 2Q20 TPV (R$bn) 52% CAGR 3y 88 201 350 519 2Q17 2Q18 2Q19 2Q20 Active clients (‘000) 81% CAGR 3y 100 135 155 283 3Q19 4Q19 1Q20 2Q20 Subscribed clients (‘000) +83% q/q 18 62 122 248 3Q19 4Q19 1Q20 2Q20 2x q/q 7.7% Up to 1Q20 2Q20 Jul-20 Total Expected deliquency by cohort 95 166 332 524 3Q19 4Q19 1Q20 2Q20 Portfolio ( R$mm ) +58%q/q 1 2 4 3 5 Accounts open (‘000) TAM How We are pene - trating TAM

• Sell payments services into Linx client base, through our proprietary end - to - end payment platform • Sell banking & financial services into Linx client base, through our proprietary banking platform • Sell software services to our SMB clients, leveraging Linx robust software suite & omnichannel solutions • Streamline overlapping G&A expenses • Leverage existing R&D to create combined solutions • Improve negotiating power with suppliers and third - party providers 11 Revenue Synergies Operating Synergies Base Case Synergies Plan Deal is expected to be accretive to Stone in 2021

12 • 100% of Linx shares to be merged into STNE (“ Incorporação de Ações ”), in exchange for cash and newly issued Class A shares of Stone Transaction Structure • Post merger, a new software business unit will be created and will be managed by Stone ´ s leadership and Linx management team • An Advisory Board will be created to guide and monitor the key strategic priorities, integration process and capture of synergies. Alberto Menache, current Linx CEO, will be Chairman of the Advisory Board, which will also include Stone leadership Governance • After completion of certain conditions, Linx shall call a shareholders meeting to effectively approve the merger, which is subject to CADE approval Timing and Approvals • Total consideration equivalent to R$33.7625 per Linx share, being 90% in cash (R$30.39 per Linx share) and 10% in Stone Class A shares (0.0126774 Stone Class A shares per Linx share 1 ) • Consideration implies a premium of 41.6% 1 over the volume - weighted average price of Linx over the preceding 60 days and a premium of 28.3% 1 over the volume - weighted average price of Linx over the preceding 30 days Price and Consideration Key Transaction Terms (1) Exchange ratio and implied premium calculations assume reference date as of August 7, 2020